SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32713; 813-00386

The Boston Consulting Group, Inc. and Green Falcon Investors I, L.P.;

June 27, 2017

AGENCY: Securities and Exchange Commission ("Commission").

Action: Notice.

Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act and the rules and regulations thereunder, except sections 9, 17, 30, and 36 through 53 of the Act, and the rules and regulations thereunder (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e), and (h) of the Act, and the Rules and Regulations, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships and other entities formed for the benefit of eligible employees of The Boston Consulting Group, Inc. ("BCG") and its affiliates from certain provisions of the Act. Each such entity will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: BCG and Green Falcon Investors I, L.P. (the "Existing Fund").

Filing Dates: The application was filed on September 16, 2016 and was amended on March 08, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 24, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: One Beacon Street, 10th Floor, Boston, Massachusetts 02108.

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Counsel, at (202) 551-6883 or Aaron Gilbride, Acting Branch Chief, at (202) 551-6906 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   BCG, a Massachusetts corporation, is a management consulting firm. Any entity controlling, controlled by, or under common control with BCG is each a "BCG Entity".

2.   The Existing Fund is a Delaware limited partnership formed in 2016 pursuant to a limited partnership agreement (the "Existing Fund Agreement"). The applicants may in the future offer

additional pooled investment vehicles substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described in the application) to Eligible Investors (as defined below) (the "Subsequent Funds" and, together with the Existing Fund, the "Investment Funds").[1] The applicants anticipate that each Subsequent Fund also will be structured as a limited partnership, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited liability company or corporation. The operating agreements of the Investment Funds are the "Investment Fund Agreements." An Investment Fund may include a single vehicle designed to issue interests in series or having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. Each Investment Fund will be an employees' securities company within the meaning of section 2(a)(13) of the Act.

3.   The Existing Fund is organized to provide a benefit for Eligible Investors by providing the opportunity to participate in certain investment opportunities which would in all likelihood be unavailable to such investors acting individually. The Investment Funds will invest in certain investment opportunities that come to the attention of BCG or a BCG Entity. These opportunities may include investments in operating businesses, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the Act, commodity pools, and other securities investments (each particular investment being referred to herein as an "Investment"). Applicants submit that a substantial community of interest exists among BCG, the BCG Entities and the current and future

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[1]   Each Investment Fund will operate either as a closed-end or open-end management investment company and a particular Investment Fund will operate as a "diversified" or "non-diversified" vehicle within the meaning of the Act.

members ("Members") of the Existing Fund, given the purposes and operations of the Existing Fund and the nature of the Eligible Investors participating in such fund. BCG will "control" each Investment Fund within the meaning of section 2(a)(9) of the Act.

4.   Interests in an Investment Fund ("Interests") will be offered and sold by the Investment Funds in reliance upon the exemption from registration under section 4(2) of the Securities Act of 1933 (the "Securities Act") or pursuant to Regulation D or Regulation S promulgated under the Securities Act. Interests in any Investment Fund (other than short-term paper) will be offered only to BCG, BCG Entities, or Eligible Investors. "Eligible Investors" means persons who at the time of investment are: (a) current or former employees, partners, principals, officers and directors of BCG or a BCG Entity (including people involved in administration, marketing, and operations of BCG or a BCG Entity) ("Eligible Employees"), (b) the immediate family members of Eligible Employees, which are parents, children, spouses of children, spouses, and siblings, including step or adoptive relationships ("Immediate Family Members")[2], and (c) trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members ("Eligible Investment Vehicles"). To qualify as an Eligible Investor with respect to an Investment Fund, each Eligible Employee and Immediate Family Member must, if purchasing an Interest from an Investment Fund or from a Member, be an "accredited investor" as that term is defined in Rule

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[2]   In order to ensure that a close nexus between the Eligible Investors and BCG is maintained, the terms of each governing document for an Investment Fund will provide that any Immediate Family Member participating in such Investment Fund (either through direct beneficial ownership of an interest or as an indirect beneficial owner through an Eligible Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee.

501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not accredited investors may become investors in an Investment Fund if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee's admission as an investor of the Investment Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Investment Fund; or (ii) Eligible Employees who are "knowledgeable employees" as defined in Rule 3c-5 under the 1940 Act, of the Investment Fund (with the Investment Fund treated as though it were a "covered company" for purposes of the rule).[3]

BCG or any BCG Entity that acquires Interests in an Investment Fund will be an accredited investor. An Eligible Investment Vehicle may purchase an Interest from an Investment Fund or from a Member only if either (i) the investment vehicle is an "accredited investor", as defined in Rule 501(a) of Regulation D under the Securities Act or (ii) the Eligible Employee is a settlor[4] and principal investment

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[3]   An Eligible Employee described in clause (i) above will only be permitted to invest in an Investment Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in an Investment Fund and in all other Investment Funds in which that investor has previously invested.

[4]   If an Eligible Investment Vehicle is an entity or arrangement other than a trust, (a) the reference to "settlor" shall be construed to mean a person who created the vehicle or arrangement, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the

decision-maker with respect to the investment vehicle. Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 non-accredited investor limit discussed above. Prior to offering Interests to an Eligible Employee or Immediate Family Member, the General Partner must reasonably believe that the Eligible Employee or Immediate Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The General Partner may impose more restrictive standards for Eligible Investors in its discretion. The beneficial owners of an Eligible Investment Vehicle will be persons eligible to hold interests in employees' securities companies as defined in section 2(a)(13) of the Act.

5.   An Investment Fund will be managed by its general partner ("General Partner"). The General Partner of the Existing Fund is a limited liability company. The General Partner will be wholly owned by BCG and will be managed by BCG through its executive committee and/or such other committee to be formed for such purpose ("Investment Committee"). The Investment Committee will be comprised of senior professionals of BCG. The chief function of the Investment Committee will be to review and select Investments for an Investment Fund (or a series thereof) from time to time. The General Partner will register as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), if such registration is required under the Advisers Act and the rules thereunder.

6.   Administration of each Investment Fund will be vested in the General Partner. The General Partner may determine to delegate administrative activities to a third-party administrator. If a

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reference to "trustee" shall be construed to mean a person who performs functions similar to those of a trustee of a trust.

third-party administrator is retained by the General Partner, the administrator will not recommend Investments or exercise investment discretion. The only functions of the administrator will be ministerial.

7.   The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Interests being offered, and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and Investment Fund Agreement before making an investment in the Investment Fund. The terms of an Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

8.   The value of the Members' capital accounts will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund's fiscal year-end. The General Partner will value the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities or assets will be valued by the General Partner in good faith at fair value.

9.   Each Investment Fund will generally bear its own expenses. BCG or a BCG Entity, as applicable, may be reimbursed by an Investment Fund for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Investment Fund, including administrative expenses. There will be no allocation of any of BCG's operating expenses to the Investment Funds. Some of the investment opportunities available to an Investment Fund may involve parties for which BCG was, is or will be retained to act as management consultants, and BCG may be paid by such parties for management consulting services and for related disbursements and charges. These amounts paid to BCG will not be paid by an Investment Fund itself but by the entities in which an

Investment Fund invests or their sponsors. No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee, any member of the Investment Committee, or the General Partner. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

10. Within 120 days after the end of its fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, "audit" has the meaning defined in rule 1-02(d) of Regulation S-X. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement. Each Investment Fund, within 90 days or as soon as practicable after the end of each fiscal year of the Investment Fund, will transmit a report to each Member setting out information with respect to that Member's distributive share of income, gains, losses, credits and other items for U.S. federal income tax purposes, resulting from the operation of the Investment Fund during that year.

11. Members will not be entitled to redeem their Interests in a closed-end Investment Fund. A Member will be permitted to transfer his or her Interest only with the express consent of the General Partner, which may be withheld in the discretion of the General Partner, and then only to BCG, a BCG Entity or an Eligible Investor. A Member will not be subject to removal except for good cause as determined by the General Partner, or if the General Partner, in its discretion, deems such withdrawal to be in the best interest of the Investment Fund. The Interests of a Member who is no longer eligible to own interests in an employees' securities company as defined in section 2(a)(13) of the Act will be

repurchased, subject to the minimum payment provisions described below. The General Partner does not currently intend to require any Member to withdraw.[5] Upon withdrawal or sale of a Member's Interest, the Investment Fund or purchaser will at a minimum pay to the Member the lesser of: (a) the amount of such Member's capital contributions plus interest (calculated at a rate determined by the General Partner to be reasonably comparable to interest earned by the Investment Fund on temporary investments) less prior distributions; and (b) the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the General Partner. If a Member ceases to be a partner or employee of BCG or any BCG Entity, such Member may continue to be a Member of the Investment Fund, although with the consent of the General Partner such Member may be permitted to reduce the unfunded portion of his or her Capital Commitment (as defined below), assign his or her Interest to other Eligible Investors and/or be paid for his or her Interest as described above. The terms of any purchase will apply equally to any Immediate Family Member of, or Eligible Investment Vehicle related to, an Eligible Employee.

12.   Each Member will commit to contribute a fixed amount of capital to an Investment Fund ("Capital Commitment").[6] The terms and conditions relating to Capital Commitments and Capital

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[5]   The following circumstances, among others, could warrant the withdrawal of a Member or sale of a Member's Interests to another Eligible Investor: if a Member who is an Eligible Employee ceases to be a partner or employee of BCG (including as a result of such Eligible Employee's death, disability, termination, retirement or withdrawal), an Immediate Family Member's or Eligible Investment Vehicle's related Eligible Employee ceases to be a partner or employee of BCG (including as a result of such Eligible employee's death, disability, termination, retirement or withdrawal), adverse tax consequences were to inure to the Investment Fund, the General Partner or any Member were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations.

[6]   Eligible Investors may be offered the opportunity to borrow funds from BCG to acquire Interests and/or to fund Capital Contributions. Any such loans will be interest-bearing and may be on a

Contributions will be fully disclosed to Eligible Investors prior to the acceptance of their subscription documents. To provide flexibility in connection with an Investment Fund's obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make capital contributions with respect to their Capital Commitments, an Investment Fund Agreement may provide that the Investment Fund may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund with respect to the funding of Investments will be non-recourse to the Members,[7] but may be secured by a pledge of the Members' respective capital accounts and unfunded Capital Commitments. An Investment Fund will not borrow from any person that is not a BCG Entity if the borrowing would cause any person not named in section 2(a)(13) of the Act to own any outstanding securities of the Investment Fund (other than short-term paper). If BCG or a BCG Entity makes a loan to an Investment Fund, it (as lender) will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate that could be obtained on an arm's length basis. An Investment Fund will not lend any funds to BCG or a BCG Entity. If BCG or a BCG Entity extends a loan to an Eligible Investor in respect of any Investment Fund, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm's length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

13.   An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company.

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recourse or non-recourse basis, and may be secured by a pledge of equity in a BCG Entity, including the Interests.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees'

securities companies from the provisions of the Act to the extent that the exemption is consistent with

the protection of investors. Section 6(b) provides that the Commission will consider, in determining the

provisions of the Act from which the company should be exempt, the company's form of organization

and capital structure, the persons owning and controlling its securities, the price of the company's

securities and the amount of any sales load, the disposition of the proceeds of any sales of the

company's securities, how the company's funds are invested, and the relationship between the company

and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities

company as any investment company all of whose securities (other than short-term paper) are

beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated

employers, (b) by immediate family members of such persons, or (c) by such employer or employers

together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered

under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides

that, in connection with any order exempting an investment company from any provision of section 7,

certain provisions of the Act, as specified by the Commission, will be applicable to the company and

other persons dealing with the company as though the company were registered under the Act.

Applicants request an order under sections 6(b) and 6(e) of the Act exempting applicants from all

provisions of the Act, except sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With

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7   This excludes indebtedness incurred specifically on behalf of a Member where the Member has

respect to sections 17(a), (d), (f), (g) and (j) and 30(a), (b), (e) and (h) of the Act and the Rules and

Regulations, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the

application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a registered

investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly

selling or purchasing any security or other property to or from the company. Applicants request an

exemption from section 17(a) to (a) permit a BCG Entity (or any affiliated person of such BCG Entity),

or any affiliated person (as defined in section 2(a)(3) of the Act) of an Investment Fund ("First-Tier

Affiliates") or affiliated persons of such persons ("Second-Tier Affiliates," and together with First-Tier

Affiliates, "Affiliates"), acting as principal, to engage in any transaction directly or indirectly with any

Investment Fund or any company controlled by such Investment Fund; and (b) permit an Investment

Fund to invest in or engage in any transaction with any BCG Entity, acting as principal, (i) in which such

Investment Fund, any company controlled by such Investment Fund or any BCG Entity has invested or

will invest, or (ii) with which such Investment Fund, any company controlled by such Investment Fund

or any BCG Entity is or will become otherwise affiliated. The transactions to which any Investment

Fund is a party will be effected only after a determination by the General Partner that the requirements

of Conditions 1, 2 and 3 in "Conditions" (set forth below) have been satisfied. Applicants, on behalf of

the Investment Funds, represent that any transactions otherwise subject to section 17(a) of the Act, for

which exemptive relief has not been requested, would require approval of the Commission.

4.   Applicants submit that the exemptions sought from section 17(a) are consistent with the

purposes of the Act and the protection of investors. Applicants state that the Members will be informed

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agreed to guarantee the loan or to act as co-obligor on the loan.

in an Investment Fund's offering materials of the possible extent of the dealings by such Investment Fund and any portfolio company with BCG, any BCG Entity or any affiliated person thereof. Applicants also state that, as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with such dealings. Applicants assert that the community of interest among the General Partner, the Members, BCG and the BCG Entities will serve to reduce the risk of abuse in transactions involving an Investment Fund and BCG, any BCG Entity or any affiliated person thereof.

5.	Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the registered investment company unless authorized by the Commission. Applicants request an exemption from section 17(d) and rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participants with such Investment Fund.

6.	Joint transactions in which an Investment Fund could participate might include the following: (a) a joint investment by one or more Investment Funds in a security in which BCG or a BCG Entity, or another Investment Fund, is a joint participant or plans to become a participant; (b) a joint investment by one or more Investment Funds in another Investment Fund; and (c) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangements with, such issuer, sponsor or offeror.

7.   Applicants assert that compliance with section 17(d) and rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, BCG, a BCG Entity or other affiliated persons of the Investment Fund, BCG or the BCG Entities also had, or contemplated making, a similar investment. In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which an Investment Fund may be unable to take advantage except as a co-participant with other persons, including Affiliates. Applicants believe that the flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent. Applicants acknowledge that any transactions subject to section 17(d) and rule 17d-1 for which exemptive relief has not been requested in the application would require specific approval by the Commission.

8.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-2 under the Act allows an investment company to act as self-custodian. Applicants request an exemption to permit the following exceptions from the requirements of rule 17f-2: (i) compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of BCG or a BCG partner; (ii) for the purposes of the rule, (A) employees of BCG or a BCG Entity will be deemed employees of the Investment Funds, (B) officers and members of the Managing Member and members of the Investment Committee will be deemed to be officers of such Investment Funds, and (C) officers and members of the Managing Member and members of the Investment Committee will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each

of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that most of the Investments will be evidenced by partnership agreements or similar documents. Such instruments are most suitably kept in BCG's files, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

9.　　　Section 17(g) and rule 17g-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company ("disinterested directors") take certain actions and give certain approvals relating to fidelity bonding. Applicants request an exemption from the requirement, contained in rule 17g-1, that a majority of the "directors" of the Investment Funds who are not "interested persons" of the respective Investment Funds (as defined in the Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Managing Members, regardless of whether any of them is deemed to be an interested person of the Investment Funds. Each Managing Member will be an interested person of the Investment Funds.

10.　　　The Investment Funds request an exemption from the requirements of rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors. Applicants also request an exemption from the requirements of rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors, and that any legal counsel for those disinterested directors be independent legal counsel. Applicants believe that the filing requirements of rule 17g-1 are burdensome and unnecessary as applied to the Investment

Funds. The General Partner will maintain the materials otherwise required to be filed with the Commission by rule 17g-1(g) and the applicants agree that all such material will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. The Investment Funds will comply with all other requirements of rule 17g-1. The fidelity bond of the Investment Funds will cover the Investment Committee, the General Partner and all employees of BCG or any BCG Entity who have access to the securities or funds of the Investment Funds.

11.   Applicants request an exemption from the requirements, contained in section 17(j) of the Act and rule 17j-1 under the Act, that every registered investment company adopt a written code of ethics and every "access person" of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements in rule 17j-1, with the exception of rule 17j-1(b), because they are burdensome and unnecessary as applied to the Investment Funds and because the exemption is consistent with the policy of the Act. Requiring the Investment Funds to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the Members of the Investment Fund and the General Partner by virtue of their common association with BCG or a BCG Entity. Accordingly, the requested exemption is consistent with the purposes of the Act because the dangers against which section 17(j) and rule 17j-1 are intended to guard are not present in the case of the Investment Funds.

12.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and

30(e) of the Act, and the Rules and Regulations under those sections, that registered investment

companies prepare and file with the Commission and mail to their shareholders certain periodic reports

and financial statements. Applicants contend that the forms prescribed by the Commission for periodic

reports have little relevance to the Investment Funds and would entail administrative and legal costs that

outweigh any benefit to the Members. Applicants request exemptive relief to the extent necessary to

permit the Investment Funds to report annually to their Members. Applicants also request an exemption

from section 30(h) of the Act to the extent necessary to exempt the General Partner, any 10 percent

shareholder, and any other person who may be deemed to be an officer, director, member of an

advisory board, or otherwise subject to section 30(h), from filing Forms 3, 4 and 5 under section 16 of

the Securities Exchange Act of 1934 ("Exchange Act") with respect to their ownership of Interests in

the Investment Funds. Applicants assert that, because there is no trading market for Interests and the

transfer of Interests is severely restricted, these filings are unnecessary for the protection of investors

and burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically review

written policies reasonably designed to prevent violation of the federal securities laws and to appoint a

chief compliance officer. Each Investment Fund will comply with rule 38a-1(a), (c) and (d), except that

(i) the members of the Investment Committee of each Investment Fund will fulfill the responsibilities

assigned to the board of directors under the rule, and (ii) because all members of the Investment

Committee would be considered interested persons of the Investment Funds, approval by a majority of

the disinterested board members required by rule 38a-1 will not be obtained. In addition, the

Investment Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the disinterested directors by having the chief compliance officer meet with the members of the Investment Committee. Applicants represent that each Investment Fund will adopt the written policies and procedures reasonably designed to prevent violations of the terms and conditions of the application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of the application.

Applicants' Conditions:

The applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by section 17(a) or section 17(d) and rule 17d-1 (the "Section 17 Transactions") will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund's organizational documents and the Investment Fund's reports to its Members.

In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.   If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund's determination of whether or not to effect the purchase or sale.

3.   The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.   The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day's notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term "Co-Investor" with respect to an

Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) BCG and any BCG Entity; (c) a current or former partner or key administrative employee of BCG or a BCG Entity; (d) a company in which a member of the Investment Committee, BCG or a BCG Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company's securities; or (e) an investment vehicle offered, sponsored, or managed by BCG or an affiliated person of BCG.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system ("NMS") stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in section 2(a)(16) of the Act.

5.　　An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Investment Committee will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.   An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary